Exhibit 21

SUBSIDIARIES OF GTC BIOTHERAPEUTICS, INC.

Subsidiary	Jurisdiction of Incorporation or Organization

ATIII LLC	Delaware

GTC Securities Corporation	Massachusetts

GTC Japan Limited	Japan

GTC Holding Ltd.	Cayman Islands

TSI Corporation	Delaware

Taurus hSA LLC	Delaware

GTC NZ Limited	New Zealand

GTC Biotherapeutics U.K. Ltd.	United Kingdom